FORM 3    U.S. SECURITIES AND EXCHANGE COMMISSION   OMB Approval
                  Washington, D.C.  20549              OMB Number 3235-0104
                                                       Expires:  September
                                                                 30, 1998
   INITIAL STATEMENT OF BENEFICIAL OWNERSHIP           Estimated average
               OF SECURITIES                           burden hours per
                                                       response . . . 0.5

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
     Section 17(a) of the Public Utility Holding Company Act of 1935 or
     Section 30(f) of the Investment Company Act of 1940.

              (Print or Type Responses)

    1.   Name and Address of      2.   Date of Event-Requiring Statement           4.  Issuer Name and Ticker or Trading Symbol
         Reporting Person              (Month/Day/Year)

                                                                                             JOTAN, INC. ("JTAN")
    LIPSCOMB   EDWARD     L.                October 1, 1997
    (Last)     (First)  (Middle)

                                 3.   IRS or Social                                5.  Relationship of Reporting Person to Issuer
                                      Security                                                    (Check all applicable)
      118 West Adams Street           Number of
             (Street)                 Reporting                                        ____ Director          ____ 10% Owner
                                      Person                                             X  Officer (give     ____ Other (specify
                                      (Voluntary)                                                   title                 below)
                                                                                                    below)

      Jacksonville  Florida                                                              Vice President, Chief Executive Officer
                    32202                                                                            and Secretary
       (City)       (State)
                                                       6.   If Amendment,     7. Individual or Joint/Group Filing (Check
                                                            Date of                Applicable Line)
                                                            Original             X   Form filed by One Reporting Person
                                                            (Month/Year)        ___  Form filed by More than One Reporting
                                                                                     Person


                                Table I - Non-Derivative Securities Beneficially Owned
    1. Title of Security       2. Amount of Securities       3. Ownership Form:             4.  Nature of Indirect Beneficial
       (Instr. 4)                 Beneficially Owned            Direct (D) or Indirect          Ownership (Instr. 5)
                                  (Instr. 4                     (I) (Instr. 5)
    --------------------       -----------------------       -------------------------      ---------------------------------






   Reminder:  Report on a separate line for each class of securities
              beneficially owned directly or indirectly.                                                                     (Over)
   *  If the form is filed by more than one reporting                                                               SEC 1473 (7/96)
      person, see instruction 5(b)(v).



   FORM 3          Table II - Derivative Securities Beneficially Owned
   (continued)     (e.g., puts, calls, warrants, options, convertible securities)


    1. Title       2. Date Exer-          3. Title and       4. Conversion      5. Ownership        6. Nature of
       of             cisable                Amount of          or Exercise        Form of             Indirect
       Deriv-         and                    Securities         Price of           Derivative          Beneficial
       ative          Expiration             Underlying         Derivative         Security;           Ownership
       Security       Date (Month/           Derivative         Security           Direct (D)          (Instr. 5)
       (Instr.        Day/Year)              Security                              or Indirect
       4)                                    (Instr. 4)                            (I) (Instr. 5)
    -----------    ---------------        -------------      --------------     -----------------   -------------

                   Date       Expira-                Amount
                   Exer-      tion                   or Number
                   cisable    Date        Title      of Shares
                   -------    -------     -----      ---------

   Employee Stock                         Common
   Option          10/1/98    10/1/98     Stock        30,000       $1.00                D





     Explanation of Responses:




   **Intentional misstatements or omissions
     of facts constitute Federal Criminal    /s/ Edward L. Lipscomb   05/22/98
     Violations.  See 18 U.S.C. 1001 and     Edward L. Lipscomb           Date
     15 U.S.C. 78ff(a).

   Note:   File three copies of this Form,
           one of which must be manually signed.
           If space provided is insufficient,
           see Instruction 6 for procedure.

   Potential persons who are to respond to the
   collection of information contained in this
   form are not required to respond unless the                          Page 2
   form displays a currently valid OEM Number.                 SEC 1473 (7/96)